
October 21, 2024

Patricia Madaris
Chief Financial Officer
Liberty Star Uranium & Metals Corp.
2 E Congress St. Ste 900
Tucson, AZ 85701

> **Re: Liberty Star Uranium & Metals Corp.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2024**
> **File No. 333-282598**

Dear Patricia Madaris:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gary S. Joiner, Esq.